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                                                                    Exhibit 99.1

            O2Micro Files Registration Statement for Proposed Public
                        Offering of its Ordinary Shares

SANTA CLARA, Calif. and GEORGE TOWN, Grand Cayman - October 17, 2005 - O2Micro International Limited (Nasdaq:OIIM) today announced that it filed a registration statement on Form F-3 with the United States Securities and Exchange Commission for a public offering of a maximum of $115 million of the company's ordinary shares, all of which are being offered by the company.

The company proposes to list the ordinary shares offered on The Stock Exchange of Hong Kong Limited ("HKSE"). An application has been made to the HKSE for the listing of, and permission to deal in, such ordinary shares. There is no assurance whether or when such application will be approved.

In preparation for the proposed offering and Hong Kong listing, O2Micro proposes to effect a share split and establish an American depositary receipt program.

Morgan Stanley & Co. International Limited is acting as the sole bookrunning manager and Needham & Company, LLC and Piper Jaffray & Co. are acting as co-managers of the offering.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The public offering will be made only by means of prospectus, a copy of which may be obtained, when available, from: Gil Goodrich, O2Micro International Limited, Director of Investor Relations, Phone: 408.987.5920, Ext. 8013.

About O2Micro

Founded in April 1995, O2Micro develops and markets innovative power management, and security components and systems for the Consumer, Computer, Industrial, and Communications markets. Products include Intelligent Lighting, Battery Management, Power Management, SmartCardBus(R) and Security products, such as VPN/Firewall system solutions. O2Micro, the O2Micro logo, SmartCardBus and combinations thereof are registered trademarks of O2Micro.

Contact Information:
Gil Goodrich
Director of Investor Relations, O2Micro
Phone: 408.987.5920, Ext. 8013
Email: gil.goodrich@o2micro.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of United States federal securities laws, including the statements regarding the proposed public offering of $115 million of the company's ordinary shares, the proposed listing of the ordinary shares on the HKSE, the implementation and terms of our proposed ADR program and proposed share split, as well as all other statements that are not purely historical fact. Forward-looking statements are based on our present expectations and as such are subject to risks and uncertainties. Risks and uncertainties that may cause O2Micro's actual results to differ materially from those expressed in or implied by such forward-looking statements include, but are not limited to, our failure to consummate the offering or effect the listing, our failure to obtain shareholder approval or regulatory authorization for the ADR program and share split, unanticipated changes in the material terms of the ADRs or any agreement with the depositary bank, lack of market acceptance of our ADRs, and other risks discussed in our filings with the United States Securities and Exchange Commission. Readers are urged to refer to O2Micro's annual report on Form 20-F for the year ended December 31, 2004 and reports on Form 6-K. O2Micro assumes no obligation to update this information.